

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. Guy Hebert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec, Canada J4B 7K1

> **Re: Strateco Resources Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-49942**

Dear Mr. Hebert:

We issued comments to you on the above captioned filing(s) on April 12, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 6, 2007, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 6, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sandy Eisen at 202-551-3864 if you have any questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
George K. Schuler